Exhibit 11

11. Statement re computation of per share earnings

	Second Quarter Ended		Six Months Ended
	March 31,		March 31,
	2002	2001	2002	2001

Net (loss) income in thousands	$(1,309)	$5,112	$(2,943)	$12,013

Weighted average shares outstanding	15,711,256	15,812,575	15,673,199	15,700,595

Assumed exercise of stock options, weighted average of incremental shares	—	707,713	—	790,396

Assumed purchase of stock under stock purchase plan, weighted average	—	79,196	—	88,590

Diluted shares – adjusted weighted-average shares and assumed conversions	15,711,256	16,599,484	15,673,199	16,579,581

Basic (loss) earning per share	$(0.08)	$0.32	$(0.19)	$0.77

Diluted (loss) earnings per share	$(0.08)	$0.31	$(0.19)	$0.72